CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
May 19, 2008
Pharmaxis Ltd
2/10 Rodborough Road,
Frenchs Forest, NSW 2086
Australia
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑       Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐       No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

ASX/NASDAQ Media Release	19 May 2008

PHARMAXIS’ ARIDOL AUTHORISED FOR SALE IN GERMANY
Specialist pharmaceutical company Pharmaxis Ltd (ASX:PXS, NASDAQ:PXSL) today announced that it has received national approval to market Aridol in Germany.
Aridol is indicated for measuring airway hyperresponsiveness and has been approved in 14 European countries under the mutual recognition procedure (MRP). The necessary national approvals that follow the MRP have now been received for Denmark, Germany, Ireland, The Netherlands, Portugal, Sweden, and the United Kingdom.
In Germany a total of 660,000 lung function tests are conducted annually, of which approximately 90% are conducted by office-based physicians and the remainder in the major hospitals. To enter the market, Pharmaxis will first negotiate with insurance companies that cover the office-based physician market before launching with a local distributor.
A simple-to-use airways inflammation test, Aridol is a dry powder administered to patients’ lungs via a small hand-held inhaler. Doctors can use the results of this test to identify airway hyperresponsiveness — a hallmark of asthma. Medications can be adjusted according to the severity of the disease. (see overleaf for more details on Aridol)
“We are pleased that Aridol is becoming globally recognised as a useful test for identifying airway hyperresponsiveness,” said Pharmaxis CEO Dr Alan Robertson. “With this latest approval, Aridol is on the way to becoming the worldwide standard for detecting sensitive airways in people with conditions such as asthma.
“The Aridol test provides objective information on airway hyperresponsiveness and assists in the diagnosis and assessment of severity of asthma and how much medication should be used.”
As well as being included as one of the tests recommended by the International Olympic Committee - Medical Commission Independent Panel and the World Anti-Doping Agency, Aridol is also included in the GINA Report of Global Strategy for Asthma Management and Prevention, the US Asthma Management Guidelines, the British Guideline on the Management of Asthma and the Australian Asthma Management Handbook. To find out more about Pharmaxis go to http://www.pharmaxis.com.au

SOURCE:	Pharmaxis Ltd, Sydney, Australia
CONTACT:	Alan Robertson — Chief Executive Officer Ph: +61 2 9454 7200 or email alan.robertson@pharmaxis.com.au
RELEASED THROUGH:
Australia:
Virginia Nicholls, phone +61 417 610 824 or email virginia.nicholls@pharmaxis.com.au
United States:
Brandon Lewis, Trout Group, phone +1 646 378 2915 or email blewis@troutgroup.com

About Aridol
Aridol is the first and only approved Europe-wide lung function test and the world’s first approved indirect challenge test for asthma. The Aridol lung function test, developed by Australian researchers and Pharmaxis, helps doctors more accurately determine the severity of a patient’s airways inflammation — a hallmark of asthma — and allow prescription of the right amount of medication. The simple 15-25 minute test uses powdered mannitol, which the patient inhales in increasing doses. In asthmatic patients, this causes the airways to narrow and contract, which is detected by measuring the amount of air a person can exhale in one second. The smaller the dose required to cause contraction, the more severe the patient’s asthma. People without airway inflammation do not respond to an Aridol challenge test. Asthma affects 52 million people worldwide, many of whom may be receiving inappropriate medication because of the absence of an objective test — until now. Clinical trial results suggest that 25% of asthmatic patients are being treated with sub-optimal dosages of asthma medication, and up to 17% could reduce their medication without adverse effects.
About Pharmaxis
Pharmaxis (ACN 082 811 630) is a specialist pharmaceutical company involved in the research, development and commercialization of therapeutic products for chronic respiratory and autoimmune diseases. Its development pipeline of products include Aridol for the management of asthma, Bronchitol for bronchiectasis, cystic fibrosis, and chronic bronchitis and PXS64 for the treatment of multiple sclerosis. Founded in 1998, Pharmaxis is listed on the Australian Stock Exchange (symbol PXS), and on NASDAQ Global Market (symbol PXSL). The company is headquartered in Sydney at its TGA-approved manufacturing facilities. For more information about Pharmaxis, go to www.pharmaxis.com.au or contact Investor Relations on ph: +61 2 9454 7200.
Forward-Looking Statements
The statements contained in this media release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this media release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and/or Bronchitol. All forward-looking statements included in this media release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharmaxis Ltd (Registrant)
Date: May 19, 2008	By:	/s/ David McGarvey
		Name:	David McGarvey
		Title:	Chief Financial Officer